                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 0-19753

                            Gothic Energy Corporation
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             (Exact name of registrant as specified in its charter)

               6100 North Western Avenue, Oklahoma City, OK 73118
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          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $.01 per share
             Redeemable Common Stock Purchase Warrants expiring 2001
  Units of securities, each unit consisting of three(3) shares of Common Stock, par value $.01 per share, and three (3)
             Redeemable Common Stock Purchase Warrants expiring 2001
    7 1/2% Cumulative Convertible Preferred Stock, par value $0.05 per share
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               (Title of each of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)  [X]          Rule 12h-3(b)(1)(ii)  [ ]
            Rule 12g-4(a)(1)(ii) [ ]          Rule 12h-3(b)(2)(i)   [ ]
            Rule 12g-4(a)(2)(i)  [ ]          Rule 12h-3(b)(2)(ii)  [ ]
            Rule 12g-4(a)(2)(ii) [ ]                    Rule 15d-6  [X]
            Rule 12h-3(b)(1)(i)  [X]

 Approximate number of holders of record as of the certification or notice date:

                  Common Stock:                              1
                                                             -
                  Redeemable Common Stock Purchase Warrants: 0
                                                             -
                  Units of securities:                       0
                                                             -
                  Preferred Stock:                           0
                                                             -

         Pursuant to the requirements of the Securities Exchange Act of 1934, Gothic Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                     Gothic Energy Corporation


DATE: January 25, 2001               BY: /s/ AUBREY K. MCCLENDON
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                                             Aubrey K. McClendon, President and
                                             Chief Executive Officer